FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

08000048

19 DEC 2007

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

SUPPL

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 18 December 2007 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York, NY 10286, U.S.A.

RECEIVED

Dw 1/3

華潤創業有限公司
China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

CONTINUING CONNECTED TRANSACTIONS

The Group has been, during the normal course of its businesses, entering into continuing connected transactions with certain connected persons as defined under the Listing Rules. These include (i) foodstuff transactions between Ng Fung Hong Group and certain of its subsidiaries' minority shareholders or their associates; (ii) lease arrangements where members of the Group lease premises from other group companies of the CRNC Group; and (iii) provision of decoration services by the Uconia Group to members of the Group. As the Group anticipates these continuing connected transactions will continue, the following agreements/arrangements have been entered into/made to govern the transactions for the three financial years ending 31 December, 2010.

As none of the annual caps exceeds the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the foodstuff transactions, the leasing transactions and the decoration transactions, being continuing connected transactions by virtue of the parties to the transactions being substantial shareholders of certain subsidiaries of the Group (or their respective associates) or the ultimate controlling shareholder of the Company (or its associates), are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

BACKGROUND

The Group has been, during the normal course of its businesses, entering into continuing connected transactions with certain connected persons as defined under the Listing Rules. These include (i) foodstuff transactions between Ng Fung Hong Group and certain of its subsidiaries' minority shareholders or their associates; (ii) lease arrangements where members of the Group lease premises from other group companies of the CRNC Group; and (iii) provision of decoration services by the Uconia Group to members of the Group. Annual caps for each of these continuing connected transactions have been set for the three financial years ending 31 December, 2007, details of which have been disclosed in the Company's announcement dated 3 June, 2005. As the Group anticipates these continuing connected transactions will continue, the following agreements/arrangements have been entered into/made to govern the transactions for the three financial years ending 31 December, 2010.

THE FOODSTUFF TRANSACTIONS

Agreements

For the purpose of governing the numerous foodstuff transactions to be entered into between Ng Fung Hong Group and certain of its subsidiaries' minority shareholders or their associates, the following agreements have been entered into on 18 December, 2007:

Agreement	*Party*	*Party*
a. Ceroilfood Foodstuff Agreement	Ng Fung Hong	Ceroilfood Development Company Limited Ceroilfood Development Company Limited is a supplier of the Ng Fung Hong Group and an associate of Ceroilfood Shenzhen Cereals, Oils & Foodstuff Import & Export Company which is the 20% shareholder of Man Luen Hong Motor Company Limited, a 60% subsidiary of the Ng Fung Hong Group. Ceroilfood Development Company Limited is engaged in trading of various foodstuff which includes rice, livestock and frozen meat.
b. CNFC Foodstuff Agreement	Ng Fung Hong	China National Fisheries Corp. China National Fisheries Corp. is the 49% shareholder of China International Fisheries Corp., a 51% subsidiary of the Ng Fung Hong Group. It is engaged in the possessing, distribution and trading of fish catches.

Major terms

Under the above foodstuff agreements, each of which will be for a term of three years commencing from 1 January, 2008 to 31 December, 2010, when any members of the Ng Fung Hong Group and any of the above subsidiary minority shareholders or their respective associates enter into a foodstuff transaction, they should procure that the sale and purchase of the foodstuff will be on normal commercial terms. The prices of the transactions will be either at market prices or at prices no less favourable to the Ng Fung Hong Group than those available to or from (as appropriate) independent third parties.

Reasons for the transactions

The Ng Fung Hong Group is principally engaged in the food processing and distribution businesses. The sales and purchases of foodstuff products with its subsidiaries' minority shareholders or their respective associates have been in existence for years. This is to ensure that

Ng Fung Hong can have better control over the quality of the foodstuff products purchased or sufficient demand for the foodstuff produced. The directors of the Company, including the independent non-executive directors, consider that the transactions to be carried out under the Ceroilfood Foodstuff Agreement and the CNFC Foodstuff Agreement are in the usual and ordinary course of businesses of the Group and on normal commercial terms and the terms of these agreements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate amounts paid or received by the Ng Fung Hong Group for the foodstuff transactions for the two years ended 31 December, 2006 and the ten months ended 31 October, 2007 were as follows:

	For the year ended 31 December,		**For the ten months ended**
(HK$' million)	**2005**	**2006**	**31 October, 2007**
a. Purchases from Ceroilfood Development Company Limited and its associates	70.9	70.4	57.2
b. Sales to China National Fisheries Corp.	59.2	62.2	100.6

The respective annual caps for each of the above foodstuff transactions previously announced for the three years ending 31 December, 2007 are as follows:

	For the year ended/ending 31 December,		
(HK$' million)	**2005**	**2006**	**2007**
a. Purchases from Ceroilfood Development Company Limited and its associates	80.0	95.0	105.0
b. Sales to China National Fisheries Corp.	95.0	105.0	115.0

THE LEASING TRANSACTIONS

Background

The Group has been, in its ordinary and usual course of business, leasing various premises which mainly comprise offices and shops for its own use from members of the CRNC Group both in Hong Kong and in the PRC. Separate written tenancy agreements or licence agreements have been entered into for the use of these premises.

Framework terms for future transactions

For the three years ending 31 December, 2010, the Group intends to continue to enter into new tenancy agreements and licence agreements with members of the CRNC Group in the ordinary and usual course of business on the following terms:

a. each of the lease arrangement to be entered into by a member of the Group with a member of the CRNC Group will be documented in a separate written agreement with a lease term of not exceeding three years; and

b. each lease arrangement will be entered into on normal commercial terms with the rent, management fees and other charges received by members of the CRNC Group from any member of the Group being either at market prices or at prices no less favourable to the Group than those available from independent third parties.

In addition, the aggregate annual amount charged under these lease arrangements for each of the three years ending 31 December, 2010 should be within the annual cap governing these transactions set out below.

Reasons for the transactions

Together with the Group, the CRNC Group has four principal areas of activities, namely, the manufacture and distribution of daily consumer goods, investments in properties and engaging in related industries, investments and operation in infrastructure and public utilities projects, and the manufacture and distribution of pharmaceutical products. Members of the CRNC Group own significant property investments including residential, commercial and industrial premises in Hong Kong and the PRC which are offered to the general public for rental purposes. The Group, with a well-diversified portfolio of consumer businesses in the Chinese Mainland and Hong Kong, has needs to lease office and retail outlet premises for its operations. The directors of the Company, including the independent non-executive directors, consider that leases to be entered into according to the framework terms mentioned above are in the usual and ordinary course of businesses of the Group and on normal commercial terms and the terms of these lease arrangements are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate annual amounts paid by the Group for the leasing transactions for the two years ended 31 December, 2006 and the ten months ended 31 October, 2007 were approximately HK$47.4 million, HK$56.4 million and HK$46.9 million respectively. The annual caps previously announced for the leasing transactions for the three years ending 31 December, 2007 are HK$70.0 million, HK$85.0 million and HK$105.0 million respectively.

THE DECORATION TRANSACTIONS

Background

The Group has, in its ordinary and usual course of business, granted contracts to companies for the design, decoration and furnishing of its offices, retail outlets and investment properties.

Uconia Company Limited, a non-wholly owned subsidiary of CRNC, and its subsidiaries are engaged in the design, decoration and furnishing business in Hong Kong and the PRC. Apart from third party contractors, members of the Group have also engaged the Uconia Group for the provision of decoration services. Terms of these services have been documented in separate written contracts.

Framework terms for future transactions

For the three years ending 31 December, 2010, the Group intends to continue to enter into new contracts with the Uconia Group in the ordinary and usual course of business on the following terms:

a. each provision of decoration services by the Uconia Group to members of the Group will be documented in a separate written agreement with duration not exceeding three years; and

b. each contract of decoration services will be entered into on normal commercial terms and the prices will be either at market prices or at prices no less favourable to the Group than those available from independent third parties.

In addition, the aggregate annual amount charged under these decoration transactions for each of the three years ending 31 December, 2010 should be within the annual cap governing these transactions set out below.

Reasons for the transactions

The businesses of the Group include the distribution of brand products and the operation of supermarkets. The granting of contracts to the Uconia Group for the design, decoration and furnishing of the retail outlets, supermarkets and offices are in the usual and ordinary course of business of the Group. In view of the Group's emphasis on consumer businesses and the expansion of its retail businesses in the PRC, it is anticipated that the Group will need more design, decoration and furnishing services for its new retail outlets and supermarkets as well as periodic renovation of its existing retail outlets and supermarkets. The directors of the Company, including the independent non-executive directors, consider that the decoration services to be obtained according to the framework terms mentioned above are in the usual and ordinary course of businesses of the Group and on normal commercial terms and the terms of these decoration transactions are fair and reasonable and in the interests of the Company and its shareholders as a whole.

The aggregate annual amounts of the decoration services provided to the Group by the Uconia Group for the two years ended 31 December, 2006 and the ten months ended 31 October, 2007 were approximately HK$10.1 million, HK$5.4 million and HK$21.0 million respectively. The annual caps previously announced for the decoration services for the three years ending 31 December, 2007 are HK$20.0 million, HK$25.0 million and HK$30.0 million respectively.

PROPOSED ANNUAL CAPS

The proposed annual caps for each of the foodstuff agreements, the leasing arrangements and the decoration transactions for the three years ending 31 December, 2010 are as follows:

	For the year ending 31 December,		
(HK$' million)	**2008**	**2009**	**2010**
a. Ceroilfood Foodstuff Agreement - purchases by the Ng Fung Hong Group	95.0	103.0	113.0
b. CNFC Foodstuff Agreement - sales by the Ng Fung Hong Group	141.0	145.0	150.0
c. Lease arrangements - charges to the Group	85.0	105.0	125.0
d. Decoration transactions - charges to the Group	175.0	100.0	125.0

The annual caps are determined by reference to (i) the historical value of the relevant transactions; (ii) the estimated demand for different foodstuff products and projected growth of businesses regarding the foodstuff transactions; (iii) the existing rental rates and the areas of office and retail outlet premises needed, with allowance provided for possible additions of offices and retail outlets, regarding the leasing transactions; (iv) allowance provided for rentals of certain retail outlets where variable rentals based on certain percentages of sales made at the outlets will be charged; (v) the continuous expansion of the Group's retail operations in the PRC and Hong Kong and the future renovation of existing retail outlets and supermarkets regarding the decoration transactions; (vi) the anticipated increase in the number of hypermarkets which are large scale supermarkets of size several times of that of a supermarket where additional decoration services are expected; (vii) the possible engaging of Uconia Group for the decoration services to a logistics distribution centre to be constructed in Beijing in 2008; (viii) the possible increase in rentals, labour and material costs, and the general price level as a result of continuous economic prosperity in the PRC and Hong Kong; and (ix) the appreciation of Renminbi. The directors of the Company (including the independent non-executive directors) consider that the above annual caps are fair and reasonable as far as the Company and its shareholders as a whole are concerned.

INFORMATION ABOUT THE COMPANY

The Company is a company listed on the Stock Exchange, with business emphasis on the consumer businesses in the Chinese Mainland and Hong Kong. The Group's core activities are retail, beverage, food processing and distribution, textile and property investments.

GENERAL

The Group does not have any prior transactions with Ceroilfood Development Company Limited, China National Fisheries Corp. and the CRNC Group which would require aggregation under Rule 14A.25 of the Listing Rules.

As none of the annual caps exceeds the applicable percentage ratios of the Company of 2.5% as referred to in Chapter 14A of the Listing Rules, the foodstuff transactions, the leasing transactions and the decoration transactions, being continuing connected transactions by virtue of the parties to the transactions being substantial shareholders of certain subsidiaries of the Group (or their respective associates) or the ultimate controlling shareholder of the Company (or its associates), are only subject to the reporting and announcement requirements as set out in Rules 14A.45 to 14A.47 of the Listing Rules.

DEFINITIONS

"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Company"	China Resources Enterprise, Limited (stock code: 291), a company incorporated in Hong Kong and listed on the Stock Exchange
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC and the ultimate holding company of the Company
"CRNC Group"	CRNC and its subsidiaries other than the Group
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Ng Fung Hong"	Ng Fung Hong Limited, a company incorporated in Hong Kong with limited liability and a wholly owned subsidiary of the Company
"Ng Fung Hong Group"	Ng Fung Hong and its subsidiaries
"PRC"	The People's Republic of China; for the purpose of this announcement, PRC refers to the Chinese Mainland excluding Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Uconia Group"	Uconia Company Limited and its subsidiaries

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 18 December, 2007

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Du Wenmin. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric, Mr. Cheng Mo Chi, The Hon. Bernard Charnwut Chan and Mr. Siu Kwing Chue, Gordon.

END